Exhibit 99.3

Terms and Conditions of Restricted Stock Units

Offer of RSUs

1.1
Each Restricted Stock Unit (“RSU”) confers an entitlement to the holder (Holder) be provided with one fully paid ordinary share in the Company (Share) , at no cost, upon the satisfaction of the Vesting Conditions specified by the Board in relation to that RSU.

Vesting Conditions

1.2	Subject to the Holder's continuous service to the Company at the applicable vesting date:

1.2.1	one third of the RSUs issued to the Holder will vest one year from the date of issue;

1.2.2	one third of the RSUs issued to the Holder will vest two years from the date of issue; and

1.2.3	one third of the RSUs issued to the Holder will vest three years from the date of issue,

(each a Vesting Condition).

1.3	If

1.3.1
the Holder is either removed as a director of the Company, or is not re-elected as a director of the Company after having notified the Board of her willingness to be re-elected, in either case for any reason other than the Holder having become disqualified or prohibited by law from being or acting as a director or from being involved in the management of a company; or

1.3.2
the Holder resigns as a director of the Company as a result of the Company’s breach of any of the terms of Holder’s letter of appointment as a director, or failure to obtain the necessary approvals for any annual grant of Options or RSUs contemplated by the letter of appointment; or

1.3.3	the Holder dies or resigns as a director of the Company as a result of Holder’s total and permanent disablement,

(each a Qualifying Termination), then subject to the Company obtaining the approval of shareholders of the Company pursuant to the Corporations Act, then all RSUs that would have vested within one year after the Qualifying Termination shall vest on the date of the Qualifying Termination, and the Qualifying Termination shall be considered a Vesting Condition with respect to such RSUs.

1.4	RSUs will only vest and entitle the Holder to be issued Shares if the applicable Vesting Condition has been satisfied prior to the Expiry Date or waived by the Board.

Satisfaction of Vesting Condition

1.5
The Board will determine in its sole discretion whether (and, where applicable, to what extent) the Holder has satisfied the Vesting Condition applicable to the RSUs. As soon as practicable after making that determination the Board must allot and issue, or transfer, the number of Shares for which the Holder is entitled to acquire upon satisfaction of the Vesting Condition for the relevant number of RSUs held in accordance with clause 1.6.

Lapse of RSUs

1.6	The Expiry Date for each RSU will be as determined by the Board in its sole and absolute discretion.

1.7	Where RSUs have not satisfied the Vesting Condition prior to the Expiry Date, those RSUs will automatically lapse.

Timing of the Issue of Shares and Quotation

1.8	The Company must within twenty (20) business days after the later of the following:

1.8.1	the satisfaction of the Vesting Conditions applicable to the RSUs; and

1.8.2
when excluded information in respect of the Company (as defined in section 708A(7) of the Corporations Act) (if any) ceases to be excluded information, ., provided that in no event will the shares be issued to a Holder subject to Section 409A of the US Internal Revenue Code be issued later than March 15 of the year following the year that includes satisfaction of the Vesting Conditions. If there is no such information, the relevant date will be the date the relevant Vesting Conditions are satisfied pursuant to clause 1.4, the Company will:

1.8.3	allot and issue the Shares pursuant to the vesting of the RSUs;

1.8.4
as soon as reasonably practicable and if required, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, or, if the Company is unable to issue such a notice, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors; and

1.8.5	apply for official quotation on ASX of Shares issued pursuant to the vesting of the RSUs.

1.9
Notwithstanding clause 1.6 above, solely with respect to Holders who are not U.S. residents or to the extent such does not otherwise violate Code Section 409A, the Company’s obligation to issue such Shares pursuant to clause 1.8.4 shall be postponed if such Holder at any time after the relevant Vesting Conditions are satisfied pursuant to clause 1.4 elects for the Shares to be issued to be subject to a holding lock for a period of twelve (12) months. Following any such election:

1.9.1	the Shares to be issued or transferred will be held by such Holder on the Company's issuer sponsored sub-register (and not in a CHESS sponsored holding);

1.9.2	the Company will apply a holding lock on the Shares to be issued or transferred and such Holder is taken to have agreed to that application of that holding lock;

1.9.3	the Company shall release the holding lock on the Shares on the earlier to occur of:

1.9.3.1	the date that is twelve (12) months from the date of issue of the Share; or

1.9.3.2	the date the Company issues a disclosure document that qualifies the Shares for trading in accordance with section 708A(11) of the Corporations Act; or

1.9.3.3	the date a transfer of the Shares occurs pursuant to clause 1.7.4 of these terms and conditions; and

1.9.4
Shares shall be transferable by such Holder and the holding lock will be lifted provided that the transfer of the Share complies with section 707(3) of the Corporations Act and, if requested by the Company, the transferee of the Shares agrees by way of a deed poll in favour of the Company to the holding lock applying to the Shares following its transfer for the balance of the period in clause 1.7.3.1.

Shares Issued

1.10	Shares issued on the satisfaction of the Vesting Conditions attaching to the RSUs rank equally with all existing Shares.

Quotation of the Shares Issued on Exercise

1.11	If admitted to the official list of ASX at the time, application will be made by the Company to ASX for quotation of the Shares issued upon the vesting of the RSUs.

Reorganisation

1.12
If there is any reorganisation of the issued share capital of the Company, the terms of RSUs and the rights of the Holder who holds such RSUs will be varied, including an adjustment to the number of RSUs, in accordance with the ASX Listing Rules that apply to the reorganisation at the time of the reorganisation.

Holder Rights

1.13	A Holder who holds RSUs is not entitled to:

1.13.1	notice of, or to vote or attend at, a meeting of the Shareholders; or

1.13.2	receive any dividends declared by the Company,

1.13.3	any right to a return of capital, whether in winding up of the Company, upon a reduction of capital in the Company or otherwise;

1.13.4	participate in any new issues of securities offered to Shareholders during the term of the RSUs, or

1.13.5	cash for the RSUs or any right to participate in surplus assets of profits of the Company on winding up,

unless and until the RSUs are satisfied and the Holder holds Shares.

Pro Rata Issue of Securities

1.14
If during the term of any RSU, the Company makes a pro rata issue of securities to the Shareholders by way of a rights issue, a Holder shall not be entitled to participate in the rights issue in respect of any RSUs, only in respect of Shares issued in respect of vested RSUs.

1.15
A Holder will not be entitled to any adjustment to the number of Shares they are entitled to or adjustment to any Vesting Conditions which is based, in whole or in part, upon the Company’s share price, as a result of the Company undertaking a rights issue.

Adjustment for Bonus Issue

1.16
If, during the term of any RSU, securities are issued pro rata to Shareholders generally by way of bonus issue, the number of Shares to which the Holder is then entitled, shall be increased by that number of securities which the Holder would have been issued if the RSUs then held by the Holder were vested immediately prior to the record date for the bonus issue.

Change of Control

1.17	For the purposes of these terms and conditions, a "Change of Control Event" occurs if:

1.17.1
the Company announces that its Shareholders have at a Court convened meeting of Shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement (excluding a merger by way of scheme of arrangement for the purposes of a corporate restructure (including change of domicile, or any reconstruction, consolidation, sub-division, reduction or return) of the issued capital of the Company) and the Court, by order, approves the scheme of arrangement;

1.17.2	a Takeover Bid (as defined in the Corporations Act):

1.17.2.1	is announced;

1.17.2.2	has become unconditional; and

1.17.2.3	the person making the Takeover Bid has a Relevant Interest (as defined in the Corporations Act) in fifty percent (50%) or more of the issued Shares;

1.17.3	any person acquires a Relevant Interest in fifty and one-tenths percent (50.1%) or more of the issued Shares by any other means; or

1.17.4
the announcement by the Company that a sale or transfer (in one transaction or a series of related transactions) of the whole or substantially the whole of the undertaking and business of the Company has been completed.

1.18
Where a Change of Control Event has (i) occurred or (ii) been announced by the Company and, in the opinion of the Board, will or is likely to occur, all granted RSUs which have not yet vested or lapsed shall automatically and immediately vest, regardless of whether any Vesting Conditions have been satisfied.

Quotation

1.19	The Company will not seek official quotation of any RSUs.

RSUs Not Property

1.20	A Holder's RSUs are personal contractual rights granted to the Holder only and do not constitute any form of property.

No Transfer of RSUs

1.21
Unless otherwise determined by the Board, RSUs cannot be transferred to or vest in any person other than the Holder, provided that upon the death of the Holder, any shares that have not yet been issued with respect to vested RSUs (including RSUs that vest on the Holder’s death) shall be issued to the representative of the Holder’s estate.